================================================================================

                              MATRIX VENTURES, INC.
                             #5 2118 Eastern Avenue
                              North Vancouver, B.C.
                                 Canada V7L 3G3
                            Telephone: (604) 986-9633
                               Fax: (604) 681-7622


January 7, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0304

Attention:  H. Yuma Peng

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120382
         ------------------------------------------------------------

We write in response to your letter dated December 13, 2004 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been highlighted to show changes from the previous filing.

We respond sequentially to your comments as follows:

General

1. Please disclose, if true, that the company does not consider itself a blank check as the term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future.

         We have disclosed in the "Description of Business" section that the company does not consider itself to be a "blank check company" as the term is defined in Regulation C, Rule 419 and that the company does not intend to merge with or acquire another company in the foreseeable future.

2. Please confirm that the dollar figures in the registration statement are in U.S., not Canadian dollars.

         The dollar figures in the registration statement are all in U.S.
         dollars.

3. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B. Provide financial statements for the interim period ended September 30, 2004. A currently dated consent of the independent accountants should also be included in an amendment to the registration statement.

         We have included interim financial statements for the period ended September 30, 2004, as well as a currently dated consent letter from our independent accountants, with our amended registration statement.

Registration Statement Facing Page
----------------------------------

4. Please provide the name, address and telephone of the company's agent for service in the United States.

         We have included the name, address and telephone number of our agent for service in Nevada on the cover page of our registration statement.

Summary
-------

5.       Please disclose the company's fiscal year-end.

         We have disclosed that our fiscal year-end is June 30.

6. Clearly indicate hereunder that the "mineral property" is not owned by the company and that an option in the name of the company is for mineral exploration rights only.

         We have indicated that we do not own the mineral property and that the option to acquire a 100% interest in the mineral property only relates to exploration rights.

7.       Define "hectares".

         We have disclosed that 164 hectares is equivalent in area to 405 acres.

8.       Update the summary financial information.

         We have updated the summary financial information to September 30, 2004.

Risk Factors, page 6
--------------------

9. Please clarify the statement in the first risk factor, "[w]e will also require additional financing in order to determine whether the property contains economic mineralization.

         We have added the following disclosure to the noted risk factor:

         "Even if we complete the currently recommended exploration programs on the Wanapitei River property and they are successful, we will need to spend substantial additional funds on further drilling before we will ever know if there is a commercially viable mineral deposit on the property."

10. Please revise the phrase, "acquisition of our mineral property." You did not acquire the land, but an option to the claim of the property and there is no known mineral on the property. To call it "mineral property" may be confusing.

         We have revised our disclosure to indicate that we have only secured the option to acquire the mineral exploration rights to the Wanapitei River property.

11. We refer you to your fifth risk factor where you discuss the possibility of hazards liability against which you cannot or you may elect not to insure. Please discuss your liability insurance policy. If you have none, please clearly state so.

         We have disclosed that we do not have a liability insurance policy respecting the risks described in the risk factor.

12.      The fourth and fifth risk factors are duplicative.

         We have deleted the fourth risk factor.

13. The twelfth risk factor is a generic risk that should be relocated to a later section of the prospectus.

         We have relocated the information in the twelfth risk factor to the "Plan of Distribution" section of the prospectus.

14. Please explain, if true that under Canadian law, title to mining claims can only be held by Canadian residents or corporations. If so, it appears that Matrix Venture, a Nevada corporation, will not be able to purchase the mining claim. Please provide a legal analysis to the staff on a supplemental basis on whether Matrix Venture may acquire the mining claim from Terry Loney. If not, the risk that Matrix Venture will not be able to obtain title to the mining claim because it is not a Canadian resident should be discussed in the risk factor section and revise your registration statement accordingly.

         Under Canadian law, mining claims may be registered in the name of foreign companies or residents.

         Furthermore, from the property option agreement, it seems that Matrix Ventures is a company incorporated under the laws of the Province of British Columbia, not Nevada. Please reconcile the inconsistency throughout the prospectus.

         We have filed a revised version of the property option agreement as a exhibit to our registration statement that discloses Matrix Ventures, Inc. as a Nevada corporation.

         Directors, Executive Officers, Promoters and Control Persons, page 17
         ---------------------------------------------------------------------

 15. Disclose Ms. Bolton and Ms. Kumar's age as required by Item 401 (a)(I) of Regulation S-B.

         We have disclosed the ages of Ms. Bolton and Ms. Kumar.

 16. The business experience of each management member should include for each position held: the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each position by month and year. The discussion should cover the last five years as required by Item 401 of Regulation S-B and any additional period that you voluntarily decide to cover in the disclosure. Please revise. Also, clearly identify those companies that are public companies.

         We have revised the business experience disclosure of each management member so that it complies with Item 401 of Regulation S-B.

Interests of Named Experts And Counsel, page 20
-----------------------------------------------

 17. Please revise the first paragraph under this caption. Currently, it merely states standardized, boiler plate. The disclosure should name the counsel(s) that has given an opinion or assisted in preparation of the registration statement. Additionally, confirm to us supplementally that counsel has, in fact, not acted as a promoter of this company or the offering.

     We have removed the noted paragraph and have provided the following disclosure:

         The financial statements included in this prospectus and the registration statement have been audited by Manning Elliott, Chartered Accountants, to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

         -, an attorney, has provided an opinion on the validity of our common stock.

         Otherwise, no expert or counsel has given an opinion or assisted in the preparation of our registration statement. No counsel or expert has acted as a promoter of our company or the offering.

 Organization within Last Five Years, page 20
 --------------------------------------------

 18. Please include the disclosure according to Item 404(d) of Regulation S-B. If not applicable, please so advise.

         We have not entered into any transactions with our sole promoter, Lori Bolton, since our formation.

 Description of Business, page 20
 --------------------------------

 19. Disclose the exploration expenditures on the Wanapitei River property to date.

         We have disclosed that we have completed $5,000 in exploration expenditures on the Wanapitei River property to date and that we are awaiting the results of this exploration.

 20.     Please  disclose  what  happens  to the  claim  option  if you fail to
         complete  the  required  amount of    exploration work. Please consider
         adding a risk factor.

         We have disclosed that if we fail to incur an additional $10,000 in exploration expenditures on the property by December 31, 2005, or an additional $20,000 by December 31, 2006, our option to acquire the 100% interest in the property will terminate and we will not own any interest in the property. We have also added a risk factor disclosing these obligations.

 21. Confirm, if true, that there is no relationship between Mr. Loney as a promoter of the Company and Matrix Ventures, its officers, directors and/or affiliates.

         We have confirmed that Mr. Loney is at arm's length to us and has no relationship to us other than as the owner of the Wanapitei River property.

 22. Please address whether the property is accessible for a limited part of the year. If so, please consider adding a risk factor.

         The Wanapitei River property may be explored year round, although it is easier to conduct exploration during the spring, summer and autumn when there is no snow accumulation on the property surface.

23. Please indicate if the commencement of phase two and three will be dependent on the result of phase one and phase two studies. If so, clearly state and indicate who will make this determination and how this determination will be made. If studies in phase one or two fail to prove any exploitable reserves on the claims, will Matrix continue to phase two or three? If not, will the option agreement automatically be in default? If so, this possibility should be discussed in the material risk factors section.

         We have included the following disclosure:

         "We will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon our analysis of the results that program. At the completion of each phase, the consulting geologist who conducts the program will review the results of exploration with our directors. Based upon this review, the directors will then determine whether to proceed with the next phase of exploration. In making their decision, the directors will heavily rely upon the advice of the consulting geologist. If no further exploration is recommended on the Wanapitei River property after the completion of any phase, we will likely allow the option respecting the property to lapse. If this occurs, we will not own any interest in the property."

24. You state that you must obtain a work permit. Please provide the status of that.

         We will not require a work permit for exploration on the Wanapitei River property until we undertake the proposed phase three drilling program. We will not apply for the permit until the completion of the phase two program when we are able to determine the specific work that will be conducted during that program.

25. Please clarify when you will enter the drilling stage in your exploration program. We note the disclosure that you must provide a notice of work and post a bond if the rights of a private landowner may be affected. Please disclose the anticipated time frame for providing such notice and the expenses associated with this, including the posting of the bond.

         The drilling stage of our exploration program is scheduled for the fall of 2005. We have disclosed that we anticipate that the cost of a bond for the phase three drilling program would not exceed $5,000. We have also disclosed that statements of work would be filed following the completion of the drill program and would cost approximately $500. The filing of statements of work would not have any impact on the timing or completion of our exploration program.

26. You state that you have budgeted for regulatory compliance costs in the proposed exploration program. We are unable to locate such costs in the proposed budget table for phases I, II, and III. Please revise.

         We have clarified that there will not be any regulatory compliance costs associated with the phase one and two exploration programs. As well, we have included bonding and reclamation costs in the phase three budget.

27. Please disclose the information required by Item 101(c)(1) and (2) of Regulation S-B.

         We have added the following subsection to our description of business:

         Reports to Security Holders

         "Although we are not required to deliver an annual report to our security holders, we will voluntarily send one to any security holder that requests one. The annual report will include our audited financial statements for our fiscal year-end.

         Upon the effectiveness of this registration statement, we will be a reporting company and will file our annual report on Form 10-KSB, interim reports on 10-QSB and current reports on Form 8-K with the Securities and Exchange Commission. The public may read and copy any materials we file with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov."

28. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

         Mr. Siriunas is currently on holidays. We intend to file his consent with the next amendment of our registration statement.

Plan of Operation, page 24
--------------------------

29 Please disclose the entities you hired to conduct the exploratory phases. Disclose the principal terms of the agreements and file the agreements as exhibits.

         We have disclosed the following:

         "Subject to availability, we intend to retain Mr. John Siriunas, to oversee the proposed exploration of the Wanapitei River property given his familiarity with the property area and his involvement with the completion of the phase one program. We do not have any verbal or written agreement regarding the retention of Mr. Siriunas, though he has indicated that he will be available to provide his services."

30. Please disclose whether you have to rent or purchase any equipment for the exploration.

         We will not have to rent or purchase any equipment for exploration.

31. Please update the status and the result on the phase one exploration program.

         We have disclosed that we completed the phase one exploration program and that we are awaiting the results of this program.

32. You indicate that you will have to raise additional capital to fund the second phase and the third phase. Please explain the reason you would need to raise additional funds for the second phase when you have $23,936 cash on hand. Additionally, please discuss how you plan to raise additional capital before the summer of 2005, when phase three begins.

         We have disclosed that we have sufficient cash on hand to complete the phase two program and that we anticipate raising additional capital for the phase three program through the sale of our equity.

Market for Common Equity and Related Stockholder Matters, page 26
-----------------------------------------------------------------

33. Please explain that, because the shares eligible for resale under Rule 144 were obtained with significantly lower prices than the shares offered in this public offering, they may be sold for prices much lower than the shares offered here and may have a downward depressive effect on the market.

         We have disclosed the following:

         "Because the shares eligible for resale under Rule 144 were obtained for $0.001 each, they may be sold for prices much lower than the shares offered hereby and may have a downward depressive effect on the market."

Part II

Recent Sales of Unregistered Securities
---------------------------------------

34. For each transaction in this section, please disclose the facts relied upon to make the exemption available. See Item 701 of Regulation S-B. Also, please disclose the specific subsection of Regulation S upon which you relied.

         We have  disclosed  the  facts  relied  upon to make the  Regulation  S
         exemption   available  in  the   subsection   entitled   "Regulation  S
         Compliance".

Exhibits
--------

35.      We note the legality opinion remains to be filed.

         We intend to file a legality opinion with the next amendment to our registration statement.

36. Please designate the principal accounting officer and principal financial officer, as required by Form SB-2.

         We have disclosed that Erika Kumar is our chief accounting officer and principal financial officer.

                              Engineering Comments
                              --------------------
General
-------

37.      For the property, provide the disclosures required by Industry Guide 7
         (b). In particular, provide:

         - A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

         We have inserted a subsection in our disclosure entitled "Rock Formation and Mineralization".

         - A description of the present condition of the property.

         The property is free of mineral workings as only initial sampling has been conducted.

         -The source of power that can be utilized at the property.

         There is no power source located on the property. We will need to use portable generators if we require a power source for exploration of the property.

         - A description of equipment, other infrastructure, and facilities.

         There is no equipment or other infrastructure facilities located on the property.

         Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.

Risk Factors, page 6
--------------------

38. Add a risk factor that addresses the fact that the property has not been examined to the field by a professional geologist or mining engineer. Detail the risks to investors.

         We retained Mr. John Siriunas,  a mining engineer, to conduct the phase
         one  exploration  program on the property.   Results of the exploration
         program are pending.

Description, Location and Access, page 21
-----------------------------------------

39. In the first paragraph on page 22, the filing references mines and other mineral properties that exist in the area of the property. This may misguide investors into inferring that the property may have commercial mineralization because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on properties control1ed by the company.

         We  have  removed  all  information  regarding  mines,   prospects  and
         companies operating near to the property.

Geological Assessment Report:  Wanapitei Property, page 22
----------------------------------------------------------

40. The forth paragraph on page 23 to the practice of grab sample collection. As a general checklist, when reporting the results of sampling and chemical analyses:

         - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
         - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
         - Eliminate all disclosure of the highest values or grades of sample sets.
         -  Eliminate  grades  disclosed  as "up to" or "as  high  as."
         -  Eliminate statements containing grade and/or sample-width ranges.

         - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

         - Generally, use tables to improve readability of sample and drilling data.
         - Soil samples may be disclosed as a weighted average value over some area.
         - Refrain  from  reporting  single  soil sample  values.
         - Convert all ppb quantities to ppm quantities for disclosure.

         We note the guidelines for reporting the results of sampling and chemical analyses and will ensure that our disclosure complies with them.

         Yours truly,

         MATRIX VENTURES, INC.

         PER: /s/ Lori Bolton

         LORI BOLTON
         President